

December 30, 2011

Via E-mail
Mr. Chun Lu
Chief Executive Officer
Tec Technology, Inc.
Xinqiao Industrial Park
Jingde County, Anhui Province
Shenzhen 242600
People's Republic of China

     RE: **Tec Technology, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed April 5, 2011
            File No. 000-53432

Dear Mr. Lu:

We have reviewed your response letter dated December 9, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstance, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Revenue Recognition, page 28

1. We have read your response to comment 4 from our letter dated November 2, 2011. You state that you only recognized government grants when you received government grants. SAB Topic 13 states that revenue should not be recognized until you have substantially accomplished what you must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services. Please tell us whether you recognize revenue upon delivery of your products or upon cash receipt. Provide us with a full summary of the significant terms and conditions of your government grants, a description of your performance under the agreements, and an analysis of how your method of revenue recognition meets the criteria.

Accounts Receivable, page 29

2. We have read your response to comment 6 from our letter dated November 2, 2011. You state that you temporarily extended your credit period from three months to one year due to the change in the macro-economic environment. In future filings please disclose the increase in credit terms and the impact, if any, to your liquidity. Also, please tell us exactly how much of the $1.9 million and $101,000 has been subsequently collected, as previously requested.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief